Exhibit 99.3

Rio Tinto plc
2 Eastbourne Terrace
London W2 6LG
United Kingdom
T +44 (0) 20 7781 2000
F +44 (0) 20 7781 1800
Press release

Rio Tinto completes sale of Brazilian iron ore operations
21 September 2009
Rio Tinto has completed the sale of its Corumbá iron ore mine in Brazil and the associated river logistics operations to Vale S.A. for a cash consideration of US$750 million.
The Corumbá divestment, which was announced on 30 January 2009, was part of a larger transaction that included the Potasio Rio Colorado potash project in Argentina and the Regina exploration assets in Canada. The potash transaction closed on 5 February 2009 for a cash consideration of US$850 million.
Over the last 18 months, Rio Tinto has announced asset sales of US$6.6 billion including the Corumbá and potash transaction. In addition, Rio Tinto has received a binding offer from Amcor for US$2.025 billion for Alcan Packaging global pharmaceuticals, global tobacco, food Europe and food Asia divisions. During 2008, Rio Tinto announced divestments comprising the Greens Creek mine in Alaska for US$750 million, its interest in the Cortez operation in Nevada for US$1.695 billion and the Kintyre uranium project in Western Australia for US$495 million. Announced transactions in 2009 comprise the Group’s interest in the Ningxia aluminium smelter in China for US$125 million, its Jacobs Ranch coal mine in the United States for US$761 million, Alcan Packaging Food Americas to Bemis Inc for US$1.2 billion and 56 per cent of the Alcan Engineered Products cable division to Platinum Equity for an undisclosed amount.
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
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High resolution photographs and media pack available at:
http://www.riotinto.com/media/press_kit.asp